





0003841426

B0501-6994 04/09/2020 9:44 AM Received by ID Secretary of State Lawerence Denney

STATE OF IDAHO

Office of the secretary of state, Lawerence Denney

CERTIFICATE OF ORGANIZATION LIMITED LIABILITY COMPANY

Idaho Secretary of State
PO Box 83720
Boise, ID 83720-0080
(208) 334-2301
Filing Fee: $100.00 - Make Checks Payable to Secretary of State

For Office Use Only

-FILED-

File #: 0003841426

Date Filed: 4/9/2020 9:43:01 AM

Certificate of Organization Limited Liability Company

Select one: Standard, Expedited or Same Day Service (see descriptions below)	Standard (filing fee $100)

1. Limited Liability Company Name

Type of Limited Liability Company	Limited Liability Company
Entity name	Diversified Opportunity REIT LLC.

2. The complete street address of the principal office is:

Principal Office Address	9628 W STATE ST STAR, ID 83669

3. The mailing address of the principal office is:

Mailing Address	9628 W STATE ST STAR, ID 83669-5858

4. Registered Agent Name and Address

Registered Agent	Registered Agent Heath Van Patten Physical Address: 128 E. PINE AVE MERIDIAN, ID 83642 Mailing Address: 128 E PINE AVE MERIDIAN, ID 83642-2331

5. Governors

Name	Address
Fireball Consortium LLC	1674 N IRON BELLO PL EAGLE, ID 83616
Heath Van Patten	128 E PINE AVE MERIDIAN, ID 83642

Signature of Organizer:

Karl Pedersen — Sign Here

04/09/2020 — Date

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